ACCIDENTAL DEATH BENEFIT

BENEFIT

The Company will pay the amount of Accidental Death Benefit shown on page 4 of this Policy in accordance with the terms of this Policy and this Benefit. The amount will be included in the Proceeds of this Policy and will be paid upon receipt of due proof that the death of the Insured:

1.
resulted, directly and independently of all other causes, from an accidental bodily injury and the injury is evidenced by a visible bruise or wound on the body except in the case of drowning or internal injuries revealed by an autopsy; and

2.	occurred within 90 days from the date of injury; and

3.	prior to the policy anniversary on which the Insured attains age 70; and

4.	occurred while this Policy and this Benefit were in force.

RISKS NOT COVERED

The Accidental Death Benefit provided by this Benefit shall not be payable if the Insured's death results, directly or indirectly, from any of the following causes or is contributed to wholly or in part, by any of the following causes:

1.
insurrection or war or any act attributable to war, whether or not the insured is in military service. The term "war" includes declared or undeclared war or any conflict between the armed forces of any country or countries;

2.	suicide, or any attempt at suicide, while sane or insane;

3.	bodily or mental infirmity or disease of any kind, even though the proximate or precipitating cause of death is accidental bodily injury.

4.	committing or attempting to commit a felony;

5.
no indemnity will be paid for loss caused by the voluntary use of any controlled substance as defined in Title II of the Comprehensive Drug Abuse Prevention and Control Act of 1970, as now or hereafter amended, unless as prescribed by his physician for the insured.

6.	operating, riding in, or descending from any kind of aircraft if the Insured:

	a.	is a pilot, or member of the crew: or

	b.	is being flown for the purpose of descent from such aircraft while in flight; or

	c.	is giving or receiving any kind of training or instructions; or

	d.	has any duties aboard such aircraft.
GENERAL PROVISIONS
1.	This Benefit is made a part of this Policy to which it is attached.

2.	This Benefit is subject to all the provisions of this Policy.

3.	The Effective Date of this Benefit is the Date of Issue of this Policy unless otherwise shown on page 4 of this Policy.

4.	This Benefit terminates:

	a.	on the policy anniversary on which the age of the Insured is seventy; or

	b.	when any premium on this Policy or on this Benefit is in default

	c.	on the due date of any premium by written request of the Owner.

5.	The Company shall have the right and opportunity to examine the body of the Insured and to have an autopsy performed.

6.	The premium for this Benefit is shown on page 4 of this policy.

7.	This Additional Benefit shall be incontestable after it has been in force during the lifetime of the Insured for a period of two years from its Date of Issue.

FORESTERS LIFE INSURANCE AND ANNUITY COMPANY

Knut Olson,
President

ADB-2C